QUAD/GRAPHICS, INC.

N61 W23044 Harry’s Way

Sussex, Wisconsin 53089-3995

(414) 566-6000

February 10, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Ladies and Gentlemen:

As requested in the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 27, 2015, with respect to comments of the Staff on the Registration Statement on Form S-4, Registration No. 333-201395 of Quad/Graphics, Inc. (the “Registration Statement”), Quad/Graphics, Inc. hereby acknowledges that:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          We may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUAD/GRAPHICS, INC.

By:	/s/ Jennifer J. Kent
Jennifer J. Kent
Vice President, General Counsel and Secretary